Exhibit 1.02

ZIMMER HOLDINGS, INC.

Conflict Minerals Report

For the Reporting Period from January 1, 2013 to December 31, 2013

Introduction and Background

This Conflict Minerals Report (this “Report”) of Zimmer Holdings, Inc. (“Zimmer,” the “Company,” “we,” “our” or “us”) has been prepared pursuant to Rule 13p-1 and Form SD (collectively, the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended, for the reporting period January 1, 2013 to December 31, 2013.

The Rule imposes certain reporting obligations on Securities and Exchange Commission (“SEC”) registrants whose products contain cassiterite, columbite-tantalite (coltan), gold, wolframite, or their derivatives, which are limited to tantalum, tin and tungsten (collectively, “conflict minerals”) that are necessary to the functionality or production of their products (such minerals are referred to as “necessary conflict minerals”), excepting conflict minerals that, prior to January 31, 2013, were located “outside of the supply chain” (as defined in the Rule). For products which contain necessary conflict minerals, the registrant must conduct in good faith a reasonable country of origin inquiry designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country. If, based on such inquiry, the registrant knows or has reason to believe that any of the necessary conflict minerals contained in its products originated or may have originated in the DRC or an adjoining country and knows or has reason to believe that those necessary conflict minerals may not be solely from recycled or scrap sources, the registrant must conduct due diligence on the source and chain of custody of the necessary conflict minerals contained in those products.

Company and Products Overview

We are a global leader in the design, development, manufacture and marketing of orthopaedic reconstructive, spinal and trauma devices, biologics, dental implants and related surgical products. We also provide other healthcare related services. Our primary customers include orthopaedic surgeons, neurosurgeons, oral surgeons, dentists and hospitals, making Zimmer the final step in the supply chain prior to these products reaching the end customer.

Our orthopaedic reconstructive devices include knee, hip, shoulder and elbow implants. Our spine products include pedicle screw, cervical plate and fixation systems. Our trauma products include internal fixation devices, such as plates, screws, nails, wires and pins, as well as external fixation systems. Our dental products include dental reconstructive implants and dental prosthetic and regenerative products. Our surgical products include tourniquet systems, wound debridement devices, fluid waste management systems and surgical power systems.

Reasonable Country of Origin Inquiry

Our reasonable country of origin inquiry is discussed in the Specialized Disclosure Report on Form SD to which this Report is attached as an exhibit.

Due Diligence Framework

We designed our due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the Organisation for Economic Co-operation and Development Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas and related supplements for gold and for tin, tantalum and tungsten.

Due Diligence Measures Undertaken

We are a downstream consumer of necessary conflict minerals. In most cases, there are several third parties in the supply chain between the original source of these minerals and us. We do not purchase necessary conflict minerals directly from mines, smelters or refiners; therefore, we rely on our suppliers to provide information regarding the origin of these minerals. We believe smelters and refiners are best situated to identify the sources of conflict minerals, and, therefore, we have taken steps to identify the smelters and refiners of necessary conflict minerals in our supply chain.

Step 1: Establish company management systems

We undertook the following measures to establish management systems to address compliance with the Rule:

•	Established a cross-functional conflict minerals project team to direct the overall efforts of our conflict minerals compliance program.

•	Adopted a policy statement on conflict minerals (our “Policy Statement”), communicated it to suppliers and published it on our Company’s website at www.zimmer.com (in the “Investor Relations” section under the “Corporate Governance” caption and the “Principles” sub-caption). Our Policy Statement provides, among other things, that we expect our suppliers to source conflict minerals from socially responsible sub-tier suppliers and manufacturers and to undertake reasonable due diligence within their supply chains to determine the origin of the conflict minerals contained in materials and products supplied to us.

•	Developed a grievance mechanism to allow parties to contact us with conflict minerals-related questions or concerns via email at conflictminerals@zimmer.com or via our Corporate Compliance Hotline website (https://www.compliance-helpline.com/Zimmer.jsp).

•	Engaged with suppliers, including notifying them in writing that we are subject to disclosure obligations under the Rule relating to the sources of necessary conflict minerals used in our products, that we must collect important supply chain data from them and that we expect their cooperation in providing such information in a timely manner.

•	Leveraged materials, including a Conflict Minerals Reporting Template, created by the Electronics Industry Citizenship Coalition (“EICC”) and the Global eSustainability Initiative (“GeSI”) and made available through the Conflict-Free Sourcing Initiative, which supports the responsible sourcing of minerals through the Conflict-Free Smelter Program.

•	Included updated terms and conditions in supplier contracts that address suppliers’ obligations to provide us with information pertaining to the origin of any necessary conflict minerals in materials or components supplied to us.

•	Provided suppliers with training and educational materials related to conflict minerals.

Step 2: Identify and assess risks in the supply chain

We took the following measures to identify risks in our supply chain:

•	Surveyed suppliers providing materials or components necessary to the production and/or functionality of our products. This survey was based on the EICC/GeSI Conflict Minerals Reporting Template and was sent to more than 400 suppliers globally.

•	Reviewed and assessed survey responses. We followed up with suppliers whose responses were incomplete or appeared to report inconsistent information.

•	When a supplier response stated that conflict minerals were sourced from the DRC or an adjoining country and identified the smelter involved, we compared the identified smelter (even though the supplier had not confirmed that the conflict minerals were used in the materials supplied to us) against the list of conflict-free smelters published by the Conflict Free Sourcing Initiative, to confirm the smelter or refiner in question was identified as having systems in place to assure sourcing of only conflict-free materials, as verified by an independent third-party audit under the Conflict-Free Smelter Program.

Step 3: Design and implement a strategy to respond to identified risks

We designed and implemented strategies to respond to identified risks, including the following:

•	We developed a reporting dashboard summarizing the results of our identification and assessment of risks described above, including the nature and overall risk of supplier responses received. This dashboard was updated regularly and shared with Company management.

•	Where applicable, we sent follow-up communications to suppliers that provided incomplete or inconsistent survey responses. We requested suppliers submitting letters of conflict “status” to complete our survey to collect additional relevant information.

•	Suppliers who received one of these follow-up communications were directed to our Policy Statement, as well as conflict minerals training and education materials. Suppliers were asked to review the materials and provide updated information in a timely manner.

•	Suppliers who did not respond to our initial survey were sent escalation communications requesting that they respond to the survey and provide the requested information. Several unresponsive suppliers were engaged directly by our Sourcing personnel to advise them to complete our requested survey to the best of their ability.

Step 4: Carry out independent third-party audit of smelter/refiner due diligence practices

As previously noted, we are a downstream consumer of the necessary conflict minerals in our products and are many steps removed from smelters and refiners who provide minerals and ores. As such, we do not perform or direct audits of smelters and refiners within the supply chain. Our due diligence efforts rely on cross-industry initiatives to conduct smelter and refiner due diligence and independent third-party audits, such as those led by the EICC and GESI, including the Conflict-Free Smelter Program.

Step 5: Report annually on supply chain due diligence

A copy of our Specialized Disclosure Report on Form SD, along with a copy of this Conflict Minerals Report, which is attached to the Form SD as Exhibit 1.02, is available on our website at www.zimmer.com (in the “Investor Relations” section under the “Financial Information” caption and “SEC Filings” sub-caption).

Due Diligence Results

We surveyed more than 400 suppliers globally. The survey response rate was in excess of 84%; however, many responses were inconclusive. The large majority of suppliers who responded provided data at a company, division or product category level, were uncertain as to the country of origin of conflict minerals in their supply chain and/or were unable to specify the smelters or refiners that processed conflict minerals in materials or components supplied to us. Based on the results of our due diligence measures described above, we have been unable to determine whether the necessary conflict minerals in our products originated in the DRC or an adjoining country. We have also been unable to determine the facilities used to process the necessary conflict minerals in our products, the country of origin of the necessary conflict minerals and the mine or location of origin of the necessary conflict minerals in our products.

Efforts to Determine the Mine or Location of Origin

Our efforts to determine the mines or locations of origin of the necessary conflict minerals in our supply chain consisted of the due diligence measures described above.

Continuous Improvement Efforts to Mitigate Risk

We expect to take the following steps, among others, to improve our due diligence measures and to further mitigate the risk that necessary conflict minerals contained in our products may finance or benefit armed groups in the DRC or adjoining countries:

•	Increase our response rate from suppliers who did not respond to our survey related to the 2013 reporting year through additional outreach and engagement, including communications designed to help them understand the importance of this initiative to us.

•	Increase the quality of supplier responses and obtain more complete information about our supply chain through additional outreach and engagement, including providing training opportunities to suppliers.

•	Continue to encourage suppliers to implement responsible sourcing and ask them to encourage smelters and refiners to become certified as conflict-free.

Independent Private Sector Audit

Not applicable.